UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number:    001-13251

SALLIE MAE 401(k) SAVINGS PLAN

(Full title of the Plan)

SLM CORPORATION

(Name of the issuer of the securities held pursuant to the Plan)

11600 Sallie Mae Drive

Reston, Virginia 20193

(address of principal executive office of the issuer)

SALLIE MAE 401(k) SAVINGS PLAN

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they were not applicable.

Report of Independent Auditors

To the Participants and Plan Administrator of the

Sallie Mae 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sallie Mae 401(k) Savings Plan (the “Plan”) as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule titled Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

McLean, Virginia

June 25, 2003

SALLIE MAE

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair value (Note 3)	$203,522,797	$197,310,346
Loans to Plan participants	5,024,616	4,784,784

Net assets available for benefits	$208,547,413	$202,095,130

The accompanying notes are an integral part of these financial statements.

SALLIE MAE

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2002

Additions to net assets attributed to:
Investment income (loss)
Net depreciation in fair value of investments (Note 3)	$(17,360,072)
Dividends	2,800,285
Interest	376,406

Investment loss	(14,183,381)

Contributions
Employer, net of forfeitures	15,491,380
Participant	12,954,045
Rollover	1,978,887

30,424,312

Deduction from net assets attributed to benefits paid to participants	18,194,148

Net decrease prior to merger of plans into Plan	(1,953,217)
Transfer in (Note 1)	8,405,500

Net Increase	6,452,283

Net assets available for benefits
Beginning of year	$202,095,130

End of year	$208,547,413

The accompanying notes are an integral part of these financial statements.

SALLIE MAE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

General

The Sallie Mae 401(k) Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of eligible employees electing to participate in the Plan (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provision.

The Plan covers substantially all employees of SLM Corporation, and its subsidiaries (the “Employer” and “Plan Administrator”). Eligible employees may enter the Plan after one month of service.

Effective April 1, 2002, the Nellie Mae Corporation 401(k) Savings Plan, Nellie Mae Corporation Pension Plan, Student Loan Funding Resources, Inc. 401(k) and Profit Sharing Retirement Plan, and the Student Loan Funding Resources, Inc. Money Purchase Pension Plan were merged with and into the Plan. The total net assets transferred into the Plan as a result of these mergers were $8,405,500.

Contributions and vesting

Participants are eligible to contribute from 1 percent to 10 percent of their compensation, in increments of whole percentages, to the Plan under salary reduction agreements up to the Internal Revenue Service maximum of $11,000 in 2002. Beginning in 2002, the Plan allows participants who have attained age 50 to make additional contributions up to $1,000. Participants may also contribute amounts rolled over from qualified employer plans in which they had previously participated.

After one year of service, the Employer contributes an amount equal to 100 percent of Participant contributions up to 6 percent of the participant’s eligible compensation. Employer contributions not yet vested at termination of employment are forfeited by Participants and reduce the Employer’s future contribution. During 2002, Employer contributions were reduced by $184,000 from forfeited nonvested accounts. Unused forfeitures at December 31, 2002 totaled $442,129, which will be used to offset future employer contributions.

Participants become 100 percent vested after one year of service. Participants vest fully upon death, total disability, attainment of age 65 or upon termination of the Plan by the Employer. Participant contributions and earnings thereon are fully vested at all times.

Other contributions

During 2002, the Employer provided a contribution to eligible employees who did not participate in any of the Employer’s various incentive plans. The award is a discretionary contribution determined by the Employer each year. In 2002 the award was based on 5 percent of base salary earned in 2001 and vested immediately. The amount contributed to the Plan, net of forfeitures, was $5,701,128.

SALLIE MAE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participant loans

Participants may borrow up to 50 percent of their vested benefit to a maximum of $50,000. Participants may have no more than two loans outstanding at any time. The term of a loan shall equal three or five years, at the election of the Participant, except in the case of a loan that is used in regards to the Participant’s principal residence, which must be repaid over 20 years. Loans are secured by the Participant’s account balance, bear interest rates equal to the prime rate established monthly by the Federal Reserve, and are repaid biweekly through automatic payroll deductions. In addition, Participants may repay all or a portion (in $500 increments) of such loans at any time.

Investment elections

Fidelity Management Trust Company (Fidelity) is the Plan Trustee and recordkeeper. Contributions are invested, based on Participants’ instructions, in any of the various investment options selected by the Sallie Mae 401(k) Savings Plan and Investment Committees. At December 31, 2002 the Plan offers various mutual funds, an employer stock fund, a money market fund, and a self-directed brokerage option. Under the self-directed brokerage option Participants may direct investments in any security or other investments offered by Fidelity, regardless of whether they are included as investment options offered by the Plan. In order to participate in the self-directed brokerage option, participants must have a minimum Plan balance of $10,000 and at least $500 must remain in the other available funds.

Participant accounts

Each Participant’s account is credited with the Participant contribution, the Employer’s contribution and Plan earnings (losses). Allocations are based on Participant earnings or account balances.

Payment of benefits

Participants may withdraw funds from their account upon retirement, disability, separation from employment, attainment of age 59 1/2, and certain other times as specified in the Plan Document. Distributions shall be made in a lump sum, reduced by the outstanding balance of any loan not repaid by the Participant.

Administrative expenses

Participants pay fees for loans and withdrawals, and terminated Participants pay annual maintenance fees. The Participant costs are charged directly to the Participant’s account and are reflected in the statement of changes in net assets available for benefits as a component of investment income/(loss). The Employer bears the remaining cost of Plan administration, except for commissions associated with common stock purchases and sales.

SALLIE MAE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Plan administration

Members of the Sallie Mae 401(k) Savings Plan and Investment Committees and Trustees of the Plan are appointed by the Board of Directors of the Employer. Three officers of the Employer presently serve as Sallie Mae 401(k) Savings Plan and Investment Committee members. The Plan pays no compensation for their services.

2.	Summary of Significant Accounting Policies

Basis of accounting

The Plan maintains its accounting records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment valuation and income recognition

Money market funds are carried at cost, which approximates fair value. Common stock, securities and brokerage account investments traded on national securities exchanges are carried at market value based on the closing price on the last business day of the year. The fair value of mutual funds are determined based on the net asset value for shares held by the Plan. Guaranteed investment contracts are valued at contract value. Loans to Participants are carried at cost, which approximates fair value.

The Plan presents on the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

Contributions

Contributions made by employees electing to participate in the Plan under salary reduction agreements and Employer contributions are recorded when payable into the Plan.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ from those estimates.

SALLIE MAE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Risks and uncertainties

The Plan provides for various investment options. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of the investment securities and risks in the near term could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Benefit payments

Benefits are recorded when paid.

3.	Investments

The individual investments that represent 5 percent or more of the fair value of net assets available for benefits are as follows:

	2002	2001
Employer Stock Fund
Sallie Mae Stock Fund, 1,664,010 and 1,828,060 units, respectively	$42,465,532	$37,932,239
Mutual Funds
Fidelity Contra Fund, 482,994 and 497,718 shares, respectively	18,643,567	21,287,376
Fidelity Spartan U.S. Equity Index fund, 513,601 and 494,882 shares, respectively	15,998,675	20,112,005
Fidelity Balanced Fund, 1,124,696 and 1,009,731 shares, respectively	14,947,216	15,044,997
Fidelity Magellan Fund, 186,165 and 124,291 shares, respectively	14,699,611	12,953,618
Janus Worldwide Fund, 302,512 shares	*	13,262,108
Money Market Fund
Fidelity Retirement Government Money Market Fund, 29,404,939 and 18,366,864 shares respectively	29,404,939	18,366,864

*	Investment does not represent 5 percent or more of the fair value of net assets available for benefits at the end of the year.

During 2002, the Plan’s investments (including investments bought, sold, or held during the year) depreciated in value by $17,360,072 as follows:

Net
(depreciation)
appreciation
Mutual funds	$(24,816,815)
Sallie Mae Stock Fund	8,581,380
Common stock	(1,124,637)

Total investments	$(17,360,072)

SALLIE MAE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

At December 31, 2001, the Plan held a benefit-responsive investment contract (“GIC”) with Principal Mutual Life Insurance Company (“Principal”). Principal maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Principal. Contract value represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. On January 30, 2002, the GIC was terminated.

4.	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants would become 100 percent vested in their employer contributions.

5.	Related-Party Transactions

Certain Plan investments are shares of mutual funds or amounts of the Sallie Mae Stock Fund managed by Fidelity. Fidelity is the Trustee as defined by the Plan and therefore these transactions qualify as party-in-interest. Fees paid by the Plan for administrative services were nominal for the year ended December 31, 2002.

Additionally, the Plan has investments in the Sallie Mae Stock Fund which is comprised principally of SLM Corporation stock. At December 31, 2002 and 2001 the Plan held 1,664,010 and 1,828,060 units, respectively, valued at $42,465,532 and $37,932,239, respectively. During 2002, 2,285,063 units in the amount of $55,013,660 were purchased and 2,449,113 units in the amount of $59,061,290 were sold of the Sallie Mae Stock Fund. Such transactions qualify as party-in-interest transactions as SLM Corporation is the Plan’s sponsor.

6.	Income Tax Status

The Internal Revenue Service has determined and informed the Plan by letter dated March 18, 1999, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since the date of the letter, the Plan Administrator believes the amendments do not alter the tax status of the Plan and the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

SALLIE MAE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

Sallie Mae 401(k) Savings Plan

Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of Interest, collateral, par or maturity value	Cost**	Current value
Mutual Funds:
* Fidelity Management Trust Company	Fidelity Contra Fund		$18,643,567
* Fidelity Management Trust Company	Fidelity Spartan U.S.equity Index Fund		15,998,675
* Fidelity Management Trust Company	Fidelity Balanced Fund		14,947,216
* Fidelity Management Trust Company	Fidelity Magellan Fund		14,699,611
Janus Capital Corporation	Janus Worldwide Fund		9,990,992
* Fidelity Management Trust Company	Fidelity Growth and Income Fund		8,601,454
* Fidelity Management Trust Company	Fidelity OTC Portfolio		7,745,453
Pacific Investment Management Company	PIMCO Total Return Fund		7,180,618
* Fidelity Management Trust Company	Fidelity US Bond Index Fund		6,633,990
* Fidelity Management Trust Company	Fidelity Freedom 2010 Fund		5,114,403
* Fidelity Management Trust Company	Fidelity Low Price Stock Fund		3,544,947
* Fidelity Management Trust Company	Fidelity Freedom 2020 Fund		2,611,914
Morgan Stanley Institutional Fund Trust	MSIFT Value Adviser		2,515,678
* Fidelity Management Trust Company	Fidelity Freedom 2030 Fund		2,310,349
* Baron Capital Group	Baron Growth		2,039,758
* Fidelity Management Trust Company	Fidelity Diversified International Fund		1,569,641
* Fidelity Management Trust Company	Fidelity Equity Income Fund		1,176,562
Morgan Stanley Institutional Fund Trust	MSIFT Midcap Growth Advisor		703,261
* Fidelity Management Trust Company	Fidelity Freedom 2040 Fund		593,704
* Fidelity Management Trust Company	Fidelity Freedom 2000 Fund		442,555
* Fidelity Management Trust Company	Fidelity Freedom Income Fund		217,768
Sallie Mae Stock Fund:
* SLM Corporation	Sallie Mae Stock Fund		42,465,532
Money market Funds:
* Fidelity Management Trust Company	Fidelity Retirement Government Money Market		29,404,939
Self-directed brokerage accounts:
* Fidelity Management Trust Company	BrokerageLink		4,370,210
Participant Loans:
* Plan participants	Loans allowable under the plan instrument, collateralized by participant account balances, due in varying installments through 2022, with interest rates ranging from 4.25% to 11.5%		5,024,616

Total Investments			$208,547,413

*	Party-in-interest
**	Cost information is not required as investments are Participant-directed

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SALLIE MAE 401(k) SAVINGS PLAN

(Full title of the Plan)

Date: June 30, 2003	By:	/s/ C.E. Andrews
C.E. Andrews
Executive Vice President, Accounting and Risk Management